

WEINSTEIN INTERNATIONAL
C.P.A.

Dear Mr. Robert Choiniere.

We hereby consent the filling of the quarterly financials of Ameri Metro Inc. for the period ended October 31, 2020.

Sincerely,

/S/ Weinstein International CPA

December 21, 2020